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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  Form N-8F
  Application for Deregistration of Certain Registered Investment Companies

I.    General Identifying Information

1.    Reason fund is applying to deregister (check only one):

      [ X ] Merger

      [  ]  Liquidation

      [  ]  Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [  ]  Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund: Federated Capital Income Fund, Inc.

3.    Securities and Exchange Commission File No.:  811- 5114

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?

      []    Initial Application           [ X ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
            5800 Corporate Drive
            Pittsburgh, Pennsylvania
            15237-7000

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
            Joseph W. Kulbacki
            Reed Smith LLP
            Investment Management Group
            Federated Investors Tower
            1001 Liberty Avenue
            Pittsburgh, Pennsylvania
            15222-3779
            (412) 288-6659
7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

      Registrant:                         Reed Smith LLP
                                    Investment Management Group
                                    Federated Investors Tower
                                    12th Floor
                                    1001 Liberty Avenue
                                    Pittsburgh, PA 15222-3779
                                    (Notice should be sent to the Agent
                                    for Service at the above address)
                                    5800 Corporate Drive
                                    Pittsburgh, PA 15237-7000
                                    (412) 288-1900

      Distributor:                        Federated Securities Corp.
                                    Federated Investors Tower
                                    Pittsburgh, PA 15222-3779
                                    (412) 288-1900

      Administrator:                Federated Services Company
                                    Federated Investors Tower
                                    Pittsburgh, PA 15222-3779
                                    (412) 288-1900

      Investment Adviser:                 Federated Equity Management Company
                                    Of Pennsylvania
                                    Federated Investors Tower
                                    Pittsburgh, PA 15222-3779
                                    (412) 288-1900

      Custodian:                    State Street Bank and Trust
                                    Company
                                    P.O. Box 8600
                                    Boston, MA 02266-8600
                                    (617) 786-3000

      Transfer Agent and
      Dividend Disbursing Agent:    State Street Bank and Trust
                                    Company
                                    P.O. Box 8600
                                    Boston, MA 02266-8600
                                    (617) 786-3000

      Independent Auditors:         Deloitte & Touche LLP
                                    200 Berkeley Street
                                    Boston, MA 02116
                                    (617)437-2000

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [ X ] Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X ]  Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Adviser:          Passport Research, LTD
                        Federated Investment Tower
                        1001 Liberty Avenue
                        Pittsburgh, PA 15222-3779

      Sub-Adviser:            Federated Global Investment
                        Management Corp.
                        450 Lexington Avenue, Suite 3700
                        New York, NY 10017-3943


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
                        Federated Securities Tower
                        Federated Investors Tower
                        1001 Liberty Avenue
                        Pittsburgh, PA 15222-3779

13.   If the fund is a unit investment trust ("UIT") provide:
            Not applicable.
      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [  ]  No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors
            concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X]  Yes         [  ]  No

      If Yes, state the date on which the board vote took place:  August 23,
      2002

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X]  Yes         [  ]  No

      If Yes, state the date on which the shareholder vote took place:
      December 19, 2002

      If No, explain:


II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [ X]  Yes         [  ]  No

(a)   If Yes, list the date(s) on which the fund made those distributions:
                        May 26, 2003

      (b)   Were the distributions made on the basis of net assets?

            [ X ] Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [ X ] Yes         [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [  ]  No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [  ]        Yes         [  ]  No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [ X ]       Yes         [  ]  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [ X ] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [ X ] No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [ X ] No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
Liquidation:

            (i)   Legal expenses:  Paid by investment adviser.

            (ii)  Accounting expenses: Paid by investment adviser.

(iii) Other expenses (list and identify separately):
                  Mailing and Printing Costs:  $103,804.21

            (iv)  Total expenses (sum of lines (i)-(iii) above):  $103,804.21

      (b)   How were those expenses allocated?

      (c)   Who paid those expenses?  The Fund

      (d)   How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]        Yes         [ X]  No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [ X ] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [ X ] No

      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:  Federated
            Capital Income Fund

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-4577

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the
            agreement was filed:          811-05114
                                    DEF 14A
                                    October 24, 2002


      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                 VERIFICATION

      The undersigned stated that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Federated Capital Income Fund, Inc. (ii) he or she is the Secretary of Federated Capital Income Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                    (Signature)

                                    /s/John W. McGonigle
                                    John W. McGonigle
                                    Secretary